Exhibit (a) (1)
WHITE ELECTRONIC DESIGNS CORPORATION
3601 East University Drive
Phoenix, Arizona 85034
August 31, 2009
To the Shareholders of White Electronic Designs Corporation:
          As you may know, on Tuesday, August 18, 2009, Desert Equity LP, Desert Management LLC, Caiman Partners, L.P., Caiman Capital GP, L.P., Caiman Capital Management, LLC and Brian R. Kahn, our Chairman of the Board of Directors, commenced a tender offer to purchase up to a total of 3,740,000 shares of the common stock, $0.10 stated value per share, of White Electronic Designs Corporation (the “Company”) for $4.25 net per share in cash (subject to applicable withholding of U.S. federal, state and local taxes) (the “Offer”).
          In response to the Offer, the Company has announced that its Board of Directors has determined that the Company is expressing no opinion and will remain neutral with respect to the Offer.
          The Company has filed a Schedule 14D-9 with the Securities and Exchange Commission which describes certain aspects of the Offer and contains additional information regarding the Board of Directors’ determination with respect to the Offer. The Company will provide a copy of the Schedule 14-9 to any requesting shareholder, free of charge. This Schedule 14D-9 is available in the Investor section of the Company’s website (www.whiteedc.com) or on the Securities and Exchange Commission’s website (www.sec.gov). We strongly urge you to read the Schedule 14D-9 carefully, along with the Offer documents also available on the Company’s and the Securities and Exchange Commission’s website.

Sincerely,
/s/ Gerald R. Dinkel
Gerald R. Dinkel
President and Chief Executive Officer